UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (Amendment No. 4)

                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 18 Pages)

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 2 of 18 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E.ON Aktiengesellschaft, formerly known as VEBA Aktiengesellschaft
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                       |_|
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                49,959,970*
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            49,959,970
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,959,970
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.8%
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, CO
--------- ----------------------------------------------------------------------



______________________
* TPG Partners III L.P., T3 Partners, L.P., T3 Partners II, L.P. and TPG Wafer Holdings LLC may be deemed to share voting power with respect to such shares as a result of the agreements described herein in item 4.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 3 of 18 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E.ON North America, Inc., formerly known as VEBA Corporation
          74-2183834
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                21,490,942* (Does not include shares owned by any
                            other Reporting Person)
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            21,490,942 (Does not include shares owned by any
                            other Reporting Person)
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,490,942 (Does not include shares owned by any other Reporting
          Person)
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.9% (Does not include shares owned by any other Reporting Person)
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________
* TPG Partners III L.P., T3 Partners, L.P., T3 Partners II, L.P. and TPG Wafer Holdings LLC may be deemed to share voting power with respect to such shares as a result of the agreements described herein in item 4.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 4 of 18 Pages
---------------------                                      ---------------------


--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          VEBA Zweite Verwaltungsgesellschaft mbH
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  |_|
          (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                28,469,028* (Does not include shares owned by any
                            other Reporting Person)
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            28,469,028 (Does not include shares owned by any
                            other Reporting Person)
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,469,028 (Does not include shares owned by any other Reporting
          Person)
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.9% (Does not include shares owned by any other Reporting Person)
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________
* TPG Partners III L.P., T3 Partners, L.P., T3 Partners II, L.P. and TPG Wafer Holdings LLC may be deemed to share voting power with respect to such shares as a result of the agreements described herein in item 4.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 5 of 18 Pages
---------------------                                      ---------------------


         This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D filed on October 30, 1998 (as amended by Amendment No. 1 filed on March 23, 1999, Amendment No. 2 filed on May 10, 1999 and Amendment No. 3 filed on September 27, 1999, the "Schedule 13D") by (i) E.ON Aktiengesellschaft, a German corporation formerly known as VEBA Aktiengesellschaft ("E.ON AG"), (ii) E.ON North America, Inc., a Delaware corporation formerly known as VEBA Corporation and a direct and indirect subsidiary of E.ON AG ("E.ON North America"), and (iii) VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of E.ON AG ("VEBA Zweite"), relating to the common stock, par value $0.01 per share, of MEMC Electronic Materials, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         1. Item 2 of the Schedule 13D is hereby amended, supplemented and restated by deleting in their entirety paragraphs (a), (b), (c) and (e) and replacing them with the following:

              (a) This statement is filed jointly by E.ON Aktiengesellschaft (formerly known as VEBA Aktiengesellschaft), a German corporation ("E.ON AG"), E.ON North America, Inc. (formerly known as VEBA Corporation), a Delaware corporation and a direct and indirect wholly-owned subsidiary of E.ON AG ("E.ON North America") and VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of E.ON AG ("VEBA Zweite", and together with E.ON AG and E.ON North America, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached to Amendment No. 1 filed on March 23, 1999 as
Exhibit 48 thereto and incorporated by reference herein.

              (b) The address of E.ON AG's principal office is E.ON - Platz 1, 40479 Duesseldorf, Germany. The address of E.ON North America's principal office is 405 Lexington Avenue, New York, NY 10174. The address of VEBA Zweite's principal office is E.ON - Platz 1, 40479 Duesseldorf, Germany. The name, business address and principal occupation of each of the directors and executive officers of each of E.ON AG, E.ON North America and VEBA Zweite are set forth on
Schedule I hereto and incorporated by reference herein.

              (c) The principal business of E.ON AG is to be a management holding company for one of the largest industrial groups in Germany on the basis of market capitalization at year-end 2000. E.ON AG is currently organized into eight separate

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 6 of 18 Pages
---------------------                                      ---------------------


business divisions: electricity, oil, chemicals, real estate, telecommunications, distribution/logistics, aluminum and silicon wafers. The principal business of E.ON North America is to be a holding company for E.ON AG's interests in the United States. The principal business of VEBA Zweite is to be a holding company for the shares of Common Stock of the Company held by it.

              (e) On September 28, 2000, the Securities and Exchange Commission instituted an Order Instituting Public Proceedings pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the "Exchange Act") , Making Findings and Imposing a Cease-and-Desist Order against E.ON AG (file No. 3-10318). In the Order, the Securities and Exchange Commission found that E.ON AG committed violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Pursuant to the Order, the Securities and Exchange Commission ordered that E.ON AG cease and desist from committing or causing any violation and any future violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and determined to accept an Offer of Settlement submitted by E.ON AG.

              Except as set forth above, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Item 2 of the Schedule 13D is further amended and supplemented by deleting in its entirety Schedule I attached to the Schedule 13D and replacing it with Schedule I attached to this Amendment No. 4.

         2. Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

         Pursuant to the Purchase Agreement, dated as of September 30, 2001 (the "TPG Purchase Agreement"), among E.ON AG, E.ON North America, E.ON International Finance B.V., a Dutch corporation, FIDELIA Corporation, a Delaware corporation, and VEBA Zweite, on the one hand (collectively, the "Sellers"), and TPG Partners III, L.P., a Delaware limited partnership, T(3) Partners, L.P., a Delaware limited partnership, T(3) Partners II, L.P., a Delaware limited partnership (the "TPG Entities") and TPG Wafer Holdings LLC, a Delaware limited liability company ("Buyer"), on the other hand, E.ON North America and VEBA Zweite have each agreed, subject to the satisfaction or waiver of various conditions set forth in the TPG Purchase Agreement, to sell all of the shares of Common Stock owned by them to Buyer for $2.00. In addition, the Purchase Agreement

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 7 of 18 Pages
---------------------                                      ---------------------

provides for the Buyer to purchase from each of the respective Sellers all of the debt of the Company and its subsidiaries held by such Seller for $4.00. The Company's earnings performance in 2002 could increase the purchase price by a maximum of $150 million. Pursuant to the TPG Purchase Agreement the Sellers would not be entitled to receive any additional consideration if the Company's fiscal 2002 EBITDA is less than US$100 million and would receive US$30 million, US$75 million or US$150 million of additional consideration if the Company's fiscal 2002 EBITDA equals or exceeds US$100 million, US$150 million or US$300 million, respectively. The purpose of entering into the TPG Purchase Agreement is in furtherance of E.ON AG's strategy to focus on its core businesses and to dispose of its interests in certain of its non-core business areas over time, including but not limited to the disposition of shares of Common Stock indirectly owned by E.ON AG.

         Pursuant to Section 6.08 of the TPG Purchase Agreement, the Sellers, including each of the Reporting Persons, have agreed, until the Closing (as defined in the TPG Purchase Agreement) or the termination of the TPG Purchase Agreement, whichever occurs first, not to (i) solicit, initiate or encourage the submission of inquiries, proposals or offers from any individual, corporation partnership, limited liability company or other entity, other than the TPG Entities or any of their affiliates (an "Entity") relating to the purchase of the Common Stock or the debt of the Company and its subsidiaries or any portion thereof or the acquisition of all or a significant portion of the assets or equity or debt interest of the Company, whether by merger, tender offer or otherwise (an "Acquisition Proposal"), (ii) enter into or participate in any discussions regarding an Acquisition Proposal with any Entity or (iii) otherwise cooperate with, or assist or participate in, facilitate or encourage, any effort or attempt by any Entity to make an Acquisition Proposal. In addition, until the TPG Purchase Agreement is terminated or until the occurrence of the Closing, whichever occurs first, each of the Sellers, including the Reporting Persons, has agreed that, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a stockholders' vote, consent or other approval is sought, each of E.ON North America and VEBA Zweite shall be present (in person or by proxy) and shall vote (or cause to be voted) its shares of Common Stock against (and shall not execute any written consent in favor of) (i) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, delay, prevent or nullify the transactions contemplated by the TPG Purchase Agreement or the Company Restructuring (as defined below). Each of VEBA Zweite and E.ON North America further agreed not to commit or agree to take any action inconsistent with the foregoing.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 8 of 18 Pages
---------------------                                      ---------------------


         Pursuant to Section 6.11 of the TPG Purchase Agreement, E.ON North America and VEBA Zweite have agreed, under certain circumstances, to provide the Company with capital contributions in an aggregate amount not to exceed fifty million dollars ($50,000,000) less the amount of the increase in the permitted borrowing amount under certain credit facilities (the "Required Pre-Closing Capital Contribution"). The Company will not issue any securities in connection with any Required Pre-Closing Capital Contribution. Any Required Pre-Closing Capital Contribution would be made at such times as determined by E.ON North America and VEBA Zweite in their reasonable judgment and are required to be used by the Company only for certain specified funding needs. The Company has no obligation to repay E.ON North America and VEBA Zweite any Required Pre-Closing Capital Contribution.

         In addition, at the Closing E.ON North America and VEBA Zweite have agreed to make a capital contribution to the Company in an aggregate amount equal to (w) five million dollars ($5,000,000) to enable the Company to make a contribution to its defined benefit plan plus (x) the excess, if any of (A) fifty million dollars ($50,000,000) over (B) the sum of (y) the aggregate capital contributions made by E.ON North America and VEBA Zweite prior to the Closing, and (z) the aggregate amount borrowed by the Company under the Second Amended and Restated Credit Agreement dated as of September 4, 2001 among the Company, a subsidiary of the Company and E.ON AG in excess of $50 million ($50,000,000).

         The obligations of Buyer under the TPG Purchase Agreement are subject to the following conditions precedent, among other things, (i) each of VEBA Zweite and E.ON North America having assigned to Buyer any and all contractual rights that it may have to require the Company to register all or a portion of its shares of Common Stock with the Securities and Exchange Commission, (ii) Buyer having received the resignations of Dr. Alfred Oberholz, Dr. Wilhelm Simson, Dr. Hans Michael Gaul, Helmut Mamsch and Paul T. O'Brien from the Board of Directors of the Company and (iii) Buyer and the Company having reached an agreement upon the terms and provision of, and executed and delivered a definitive agreement in form and substance satisfactory to Buyer with respect to an exchange by Buyer of all outstanding debt of the Company and its subsidiaries purchased by Buyer pursuant to the TPG Purchase Agreement for newly issued debt and equity securities of the Company and all conditions thereto having been materially satisfied or waived. The obligations of Sellers under the TPG Purchase Agreement are subject to, among other things, the Company and certain of its subsidiaries releasing each of the Sellers, including the Reporting Persons, and certain other affiliates of E.ON AG (collectively, the "E.ON Released Parties") from certain actions, causes of action, suits, debts or other damages including any matter, cause or thing relating to or arising out of or in connection with any E.ON Released Party's being (including any action taken or omitted by any E.ON Released Party in connection with

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                     Page 9 of 18 Pages
---------------------                                      ---------------------

being) a shareholder of the Company (the form of general release is attached hereto as Exhibit 60).


         3. Item 5 of the Schedule 13D is hereby amended and supplemented by deleting in its entirety paragraph (b) and replacing them with the following:


         (b) VEBA Zweite and E.ON North America own of record 28,469,028 and 21,490,942 shares of Common Stock, respectively, and have the power to vote and dispose of such shares of Common Stock owned of record by it. E.ON AG, indirectly (acting through its wholly-owned subsidiaries, E.ON North America and VEBA Zweite), has the power to direct the vote, and to direct the disposition of the shares of Common Stock owned of record by VEBA Zweite and E.ON North America. As a result, E.ON AG may be deemed to beneficially own the shares of Common Stock owned of record by E.ON North America and VEBA Zweite. In addition, as a result of the provisions of Section 6.08 of the Purchase Agreement described under Item 4 above, each of the TPG Entities and Buyer may be deemed to share voting power of the Common Stock beneficially owned by the Reporting Persons.

         The 2,500 shares of Common Stock previously owned jointly by Joern Steuhmeier, the President of FIDELIA Corporation, and his wife, were sold more than sixty (60) days prior to the filing of this Amendment No. 4.

         4. Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

         Except as otherwise provided in Item 4 , there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

         See Item 4 above for a description of the TPG Purchase Agreement, certain terms and conditions contained in the TPG Purchase Agreement and the transactions contemplated thereby, all of which is incorporated herein by reference.


         5. Item 7 of the Schedule 13D is hereby amended and supplemented by the following information:

         The following Exhibits are added after Exhibit 56 to the Schedule 13D:

         Exhibit 57 Purchase Agreement, dated as of September 30, 2001 among E.ON AG, E.ON North America, E.ON International Finance B.V., FIDELIA Corporation, VEBA Zweite Verwaltungsgesellschaft, mbH, TPG Partners III, L.P., T3 Partners, L.P., T3 Partners II, L.P. and TPG Wafer Holdings LLC.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 10 of 18 Pages
---------------------                                      ---------------------


         Exhibit 58     Share Ownership

         Exhibit 59     Loan Agreements

         Exhibit 60     Form of General Release

         Exhibit 61 Power of Attorney dated September 17, 2001 from VEBA Zweite to the persons specified therein.

         Exhibit 62 Power of Attorney dated September 17, 2001 from E.ON AG to the persons specified therein.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 11 of 18 Pages
---------------------                                      ---------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct. This statement may be signed in counterpart copies.


Date:  September 30, 2001              E.ON AG

                                       By:  /s/ Paul Brandimarte
                                          -------------------------------------
                                          Name: Paul Brandimarte
                                          Title: Attorney in Fact


                                       By:  /s/ Joseph Supp
                                          -------------------------------------
                                          Name: Joseph Supp
                                          Title: Attorney in Fact


Date:  September 30, 2001              E.ON NORTH AMERICA, INC.


                                       By:  /s/ Paul Brandimarte
                                          -------------------------------------
                                          Name: Paul Brandimarte
                                          Title: Vice President


Date:  September 30, 2001              VEBA ZWEITE
                                       VERWALTUNGSGESELLSCHAFT MBH


                                       By:  /s/ Paul Brandimarte
                                          -------------------------------------
                                          Name: Paul Brandimarte
                                          Title: Attorney in Fact

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 12 of 18 Pages
---------------------                                      ---------------------


SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                     E.ON AG

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of E.ON AG is set forth below.

                                                                     Principal Occupation, if
                                       Position with                 other than as                     Citizen
Name and Business Address              E.ON AG                       Executive Officer of E.ON AG      -ship
-------------------------              --------------                ----------------------------      --------
Dr. Klaus Liesen                       Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des                       Board, Chairman               Board, Ruhrgas AG
Aufsichtsrates
der RUHRGAS AG
Huttropstrasse 60
45138 Essen

Hubertus Schmoldt                      Member of the Supervisory     Chairman of the Board of          German
Vorsitzender der                       Board, Deputy Chairman        Management,
IG BERGBAU, CHEMIE,                                                  Industriegewerkschaft Bergbau,
ENERGIE                                                              Chemie, Energie
Konigsworther Platz 6
30167 Hannover

Dr. Karl-Hermann Baumann               Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des Aufsichtsrates        Board                         Board of Siemens AG
Siemens AG
Wittelsbacher Platz 2
80333 Muenchen

Ralf Blauth                            Member of the Supervisory     Industrial Clerk, Degussa AG      German
DEGUSSA-HUELS AG                       Board
Paul-Baumann-Strasse 1
45764 Marl

Dr. Rolf-E. Breuer                     Member of the Supervisory     Spokesperson of the Board of      German
Sprecher des Vorstandes                Board                         Management, Deutsche Bank AG
DEUTSCHE BANK AG
Taunusanlage 12
60325 Frankfurt

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 13 of 18 Pages
---------------------                                      ---------------------

                                                                     Principal Occupation, if
                                       Position with                 other than as                     Citizen
Name and Business Address              E.ON AG                       Executive Officer of E.ON AG      -ship
-------------------------              --------------                ----------------------------      --------

Dr. Gerhard Cromme                     Member of the Supervisory     as of Oct 1, 2001: Chairman of    German
as of Oct 1, 2001: Vorsitzender des    Board                         the Supervisory Board, Thyssen
Aufsichtsrates                                                       Krupp AG
Thyssen Krupp AG
August-Thyssen-Str. 1
40211 Duesseldorf

Wolf-Ruediger Hinrichsen               Member of the Supervisory                                       German
E.ON AG                                Board; Head of the Economic
Volks-und                              Affairs Department, E.ON AG
Energiewirtschaft
E.ON-Platz 1
40479 Duesseldorf

Ulrich Hocker                          Member of the Supervisory     General Manager, German           German
Hauptgeschaftsfuhrer                   Board                         Investor Protection Association
Deutsche Schutzvereinigung
fur Wertpapierbesitz e.V.
Humboldtstrasse 9
40237 Duesseldorf

and:

Postfach 14 02 43
40072 Duesseldorf

Dr. Jochen Holzer,                     Member of the Supervisory     Former Chairman of the            German
Honorary Senator                       Board                         Supervisory Board of
E. ON - Verbindungsburo                                              VIAG AG 1993-1998
Postfach 2020 42
80020 Muenchen

Jan Kahmann                            Member of the Supervisory     Head of Industrial Sector 11,     German
ver.di                                 Board                         traffic, ver.di
Theodor-Heuss-Strasse 1
70174  Stuttgart

Dr. h.c. Andre Leysen                  Member of the Supervisory     Chairman of the Administrative    Belgian
Vorsitzender des                       Board                         Board, Gevaert N.V.
Verwaltungsrates
der GEVAERT N.V.
Septestraat 27
B-2640 Mortsel

Dagobert Millinghaus                   Member of the Supervisory     Accounting and Administration     German
BRENNTAG AG                            Board                         Manager, Brenntag AG
Humboldtring 15
45472 Muelheim/Ruhr

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 14 of 18 Pages
---------------------                                      ---------------------

                                                                     Principal Occupation, if
                                       Position with                 other than as                     Citizen
Name and Business Address              E.ON AG                       Executive Officer of E.ON AG      -ship
-------------------------              --------------                ----------------------------      --------

Margret Moenig-Raane                   Member of the Supervisory     Vice President, ver di, former    German
Stellvertretende Vorsitzende           Board                         Chairwoman, Gewerkschaft
ver di                                                               Handel, Banken und
Potsdamer Platz 10                                                   Versicherungen
10785 Berlin


Ulrich Otte                            Member of the Supervisory     Systems Engineer, E.ON Energie    German
Gesamtbetriebsratsvorsitzender         Board                         AG
E.ON Energie AG
Brienner Str. 40
80333 Muenchen

Armin Schreiber                        Member of the Supervisory     Electrical Engineer, E.ON         German
E.ON Kraftwerke GmbH                   Board                         Kernkraft GmbH, Former member
Kernkraftwerk Grafenrheinfeld                                        of the Supervisory Board of
Kraftwerkstrasse                                                     VIAG AG 1997-2000
97506 Grafenrheinfeld

Dr. Henning Schulte-Noelle             Member of the Supervisory     Chairman of the Board of          German
Vorsitzender des                       Board                         Management, Allianz AG
Vorstandes
der ALLIANZ AG
Koniginstrasse 28
80802 Muenchen

Kurt F. Viermetz                       Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des Aufsichtsrates        Board                         Board, Bayerische Hypotheken-
Bayerische Hypotheken- und                                           und Vereinsbank; Retired Vice
Vereinsbank                                                          Chairman and Director of the
Am Tucherpark 16                                                     Board of J.P. Morgan & Co.
80538 Muenchen                                                       Incorporated

Dr. Bernd W. Voss                      Member of the Supervisory     Member of the Board of            German
Mitglied des Vorstandes                Board                         Management, Dresdner Bank AG
DRESDNER BANK AG
Juergen-Ponto-Platz 1
60329 Frankfurt/Main

Dr. Peter Weber                        Member of the Supervisory     Director Legal Department,        German
DEGUSSA AG                             Board                         Degussa AG
Gebaude 1148 / PB01
45764 Marl

Kurt Weslowski                         Member of the Supervisory       Chemical Worker,                   German
VEBA OEL AG                            Board                           VEBA Oel AG
Werk Scholven
Pawiker Strasse 30
45896 Gelsenkirchen

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 15 of 18 Pages
---------------------                                      ---------------------

                                                                     Principal Occupation, if
                                       Position with                 other than as                     Citizen
Name and Business Address              E.ON AG                       Executive Officer of E.ON AG      -ship
-------------------------              --------------                ----------------------------      --------

Ulrich Hartmann*                       Member of the Board of                                             German
                                       Management, Chairman and
                                       Co-Chief Executive Officer;
                                       Corporate Communications,
                                       Corporate and Public Affairs,
                                       Investor Relations,
                                       Supervisory Board Relations;
                                       formerly Chairman of the
                                       Board of Management of VEBA AG

Prof. Dr. Wilhelm Simson*              Member of the Board of                                             German
                                       Management, Chairman and
                                       Co-Chief Executive Officer;
                                       Group Strategy, Post-Merger
                                       Integration, Executive
                                       Development, Audit; formerly
                                       Chairman of the Board of
                                       Management and Chief
                                       Executive Officer of VIAG AG

Dr. Hans Michael Gaul*                 Member of the Board of                                             German
                                       Management; Controlling/
                                       Corporate Planning, M&A,
                                       Legal Affairs; formerly
                                       Member of the Board of
                                       Management of VEBA AG

Dr. Manfred Krueper*                   Member of the Board of                                             German
                                       Management; Labor Relations,
                                       Personnel, Infrastructure and
                                       Services, Procurement,
                                       Organization; formerly Member
                                       of the Board of Management of
                                       VEBA AG

Dr. Erhard Schipporeit*                Member of the Board of                                             German
                                       Management, Chief Financial
                                       Officer; Finance, Accounting,
                                       Taxes, IT; formerly Member of
                                       the Board of Management of
                                       VIAG AG.

* The business address of each of these persons is: E.ON AG, E.ON - Platz 1, 40479 Duesseldorf, Germany

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 16 of 18 Pages
---------------------                                      ---------------------


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                            E.ON North America, Inc.

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of E.ON North America, Inc. is set forth below.

                                                                     Principal Occupation, if other
                                       Position with E.ON North      than as Executive Officer of       Citizen
Name and Business Address**            America, Inc.                 E.ON North America, Inc.           -ship
---------------------------            ------------------------      -------------------------------    --------
Dr. Manfred Krueper                    Director, Chairman            Member of the Board of             German
                                                                     Management of E.ON AG; Group
                                                                     Human Resource Management

Dr. Hans Michael Gaul                  Director                      Member of the Board of             German
                                                                     Management of E.ON AG

Georg Budenbender                      Director, President & CEO                                        German

A. Paul Brandimarte, Jr.               Director, Vice President,                                        USA
                                       General Counsel and
                                       Secretary

Joseph J. Supp                         Vice President-Tax                                               USA

Ronald W. Smyth, Jr.                   Vice President-Finance                                           USA


** The business address of each of the persons listed below is: E.ON North America, Inc., 405 Lexington Avenue, New York, NY 10174.

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 17 of 18 Pages
---------------------                                      ---------------------


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                     VEBA ZWEITE VERWALTUNGSGESELLSCHAFT MBH

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Zweite Verwaltungsgesellschaft mbH ("VEBA Zweite") is set forth below.

                                                                     Principal Occupation, if other
                                      Position with                  than as Executive                 Citizen
Name and Business Address***          VEBA Zweite                    Officer of VEBA Zweite            -ship
----------------------------          -----------                    ----------------------            -------
Ulrich Hueppe                         Managing Director              Executive Vice President of       German
                                                                     E.ON AG

Dr. Rolf Pohlig                       Managing Director              Executive Vice President of       German
                                                                     E.ON AG


*** The business address of each of the persons listed below is: E.ON AG, E.ON-Platz 1, 40479 Duesseldorf, Germany

---------------------                                      ---------------------
CUSIP No. 552715 10 4                 13D                    Page 18 of 18 Pages
---------------------                                      ---------------------


                                  EXHIBIT INDEX


         Exhibit 57 Purchase Agreement, dated as of September 30, 2001 among E.ON AG, E.ON North America, Inc., E.ON International Finance B.V., Fidelia Corporation, VEBA Zweite Verwaltungsgesellschaft, mbH, TPG Partners III, L.P., T(3)Partners, L.P., T(3)Partners II, L.P. and TPG Wafer Holdings LLC.

         Exhibit 58     Share Ownership

         Exhibit 59     Loan Agreements

         Exhibit 60     Form of General Release

         Exhibit 61 Power of Attorney dated September 17, 2001 from VEBA Zweite to the persons specified therein.

         Exhibit 62 Power of Attorney dated September 17, 2001 from E.ON AG to the persons specified therein.